June 14, 2010

VIA EDGAR

Securities and Exchange Commission
File Desk
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amendment No. 1 to the Registration Statement on Form N-2 for Interests of
SCS Hedged Opportunities Master Fund, LLC (the “Fund”); File No. 811-22403

Ladies and Gentlemen:

Attached hereto for electronic filing on behalf of the Fund pursuant to (1) the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 8b-11 thereunder, (2) General Instruction C to Form N-2 and (3) Regulation S-T is Amendment No. 1 to the Fund’s registration statement on Form N-2 (the “Amendment”) relating to the Fund, including the Fund’s prospectus, statement of additional information and Part C.

The Amendment is being filed pursuant to Section 8(b) of the 1940 Act.  The Amendment is being filed to (i) complete certain information not provided in the initial filing, (ii) respond to comments received from the staff of the U.S. Securities and Exchange Commission by the Fund by letter dated May 13, 2010, (iii) make certain other changes, and (iv) file exhibits.

If you have any questions or comments concerning the Registration Statement, please contact David C. Heaton at (617) 526-6365 or me at (617) 526-6502, counsel to the Fund.

Very truly yours,

/s/Timothy F. Silva
Timothy F. Silva

cc:	Peter H. Mattoon
Adrian Ketri, Esq.
David C. Heaton, Esq.